Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2003-3G TRUST

   Quarterly Noteholders Report Related to the December 29, 2003 Distribtion


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Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $583,779,240.00
first  day after  the  Payment  Date  occurring  during  the
collection period:                                                      B1 Notes:  USD $25,000,000.00


Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $2,051,173.22
on the Payment Date being 29th December 2003:
                                                                        B1 Notes:  USD $119,437.50


Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $27,620,417.31
each class of notes on the Payment Date being 29th December
2003:
                                                                        B1 Notes:  USD $0.00


Income for the collection period:                                       AUD $20,063,416.37


The Mortgage Principal Repayments for the collection period:            AUD $79,180,636.00


Expenses of the trust for the collection period:                        AUD $16,815,370.15


Aggregate  of all redraws on the  housing  loans made during            AUD $26,204,235.00
the collection period:


Interest  rates  (US all in) applicable for interest period             A2 Notes: 1.4200%
ending 28th March 2004:                                                 B1 Notes: 1.9200%

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $1,379,266.00
the collection period:                                                  Unscheduled:    AUD $77,801,370.00


Aggregate of outstanding balances of housing loans as at the            17 December 2003: AUD $1,116,367,308.00
last of day of the collection period:


Delinquency  and loss statistics with respect to the housing            Loss: Nil
loans as at the last day of the collection period
                                                                        Delinquency:
                                                                        0-29     1.88%
                                                                        30-59    0.42%
                                                                        60+      0.22%
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